THE FIRST BANCSHARES, INC.

September 21, 2017

VIA EDGAR FILING

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Christopher Dunham

Re:	The First Bancshares, Inc.
Registration Statement on Form S-3
File No. 333-220491
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), The First Bancshares, Inc. (the “Company”) hereby requests the Securities and Exchange Commission (the “Commission”) to accelerate the effective date of the above-referenced registration statement (the “Registration Statement”) and declare the Registration Statement effective under the Securities Act at 4:00 p.m., Eastern Time, on Monday, September 25, 2017, or as soon thereafter as practicable.  The Company also requests the Commission to specifically confirm such effective date and time to the Company in writing.

Sincerely,

The First Bancshares, Inc.

By:	/s/ Donna T. (Dee Dee) Lowery
Name: Donna T. (Dee Dee) Lowery
Title: Executive Vice President and
Chief Financial Officer